SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                           METROCORP BANCSHARES, INC.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK $1.00 PAR VALUE PER SHARE
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591650 10 6
                           --------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]    Rule 13d-1(b)
            [ ]    Rule 13d-1(c)
            [X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 591650 10 6                13G                       Page 2 of 7 Pages

--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |   HELEN F. CHEN
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[ ]
|      |       NONE
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |      UNITED STATES OF AMERICA
|      |
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |     73,456
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |     491,558
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |     73,456
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |     491,558
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |             565,014
--------------------------------------------------------------------------------
|  10  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |                                                                [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
|      |
|      |             8.1%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |          IN
--------------------------------------------------------------------------------

CUSIP NO. 591650 10 6                13G                       Page 3 of 7 Pages

--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |   METRO INVESTMENT GROUP, INC.
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[ ]
|      |       NONE
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |      TEXAS
|      |
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |     0
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |     491,558
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |     0
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |     491,558
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |             491,558
--------------------------------------------------------------------------------
|  10  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |                                                                [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
|      |
|      |             7.0%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |          CO
--------------------------------------------------------------------------------

ITEM 1(A)

Name of issuer: The name of the issuer is MetroCorp Bancshares, Inc. ("Bancshares").

ITEM 1(B)

Address of issuer's principal executive offices: 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036

ITEM 2(A)

Name of person filing: The reporting persons are Helen F. Chen and Metro Investment Group, Inc.

ITEM 2(B)

Address or principal business office or, if none, residence: The address of Helen F. Chen is 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036 and the address of Metro Investment Group, Inc. is 5511 Woodville Lane, Spring, Texas 77379.

ITEM 2(C)

Citizenship: Helen F. Chen is a citizen of the United States of America and Metro Investment Group, Inc. is organized in the State of Texas.

ITEM 2(D)

Title of class of securities: The class of securities of Bancshares owned beneficially by Helen F. Chen and Metro Investment Group, Inc. is common stock, $1.00 par value (the "Common Stock").

ITEM 2(E)

CUSIP Number: 591650 10 6

ITEM 3

Not applicable

ITEM 4.  OWNERSHIP.

(a) Amount of securities beneficially owned by Helen F. Chen: 565,014 shares of Common Stock, which includes 491,558 shares held of record by Metro Investment Group, Inc., of which Ms. Chen is the President and has voting control. Amount of securities beneficially owned by Metro Investment Group, Inc.: 491,558 shares of Common Stock.

(b) The percent of the class of Common Stock beneficially owned by Helen F. Chen is 8.1%. The percent of the class of Common Stock beneficially owned by Metro Investment Group, Inc. is 7.0%.

(c)   Number of shares as to which Helen F. Chen has:

      (i)   sole power to vote or to direct the vote: 73,456
      (ii)  shared power to vote or to direct the vote: 491,558
      (iii) sole power to dispose or to direct the disposition of: 73,456
      (iv)  shared power to dispose or to direct the disposition of: 491,558

(d)   Number of shares as to which Metro Investment Group has:

      (i)   sole power to vote or to direct the vote: 0
      (ii)  shared power to vote or to direct the vote: 491,558
      (iii) sole power to dispose or to direct the disposition of: 0
      (iv)  shared power to dispose or to direct the disposition of: 491,558

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

      Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

       Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable

ITEM 10.  CERTIFICATION.

      Not applicable

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          FEBRUARY 14, 2001
                                          ------------------------------------
                                          (Date)


                                          /s/ HELEN F. CHEN
                                          ------------------------------------
                                          (Signature)


                                          HELEN F. CHEN
                                          ------------------------------------
                                          (Name/Title)


                                          METRO INVESTMENT GROUP, INC.



                                          By: /s/ HELEN F. CHEN
                                             ---------------------------------
                                                  Helen F. Chen


                                          Its: PRESIDENT
                                          ------------------------------------

                                    EXHIBIT 1

                                    AGREEMENT


     Pursuant to Rule 13d-1(k)(1), Metro Investment Group, Inc. affirms that it is individually eligible to use Schedule 13G and agrees that the statements filed pursuant to this Amendment No. 2 to Schedule 13G, to which this Agreement is filed as an exhibit, are filed on its behalf.


                                    METRO INVESTMENT GROUP, INC.



                                    By: /s/ HELEN F. CHEN
                                       ---------------------------------------
                                            Helen F. Chen


                                    Its: PRESIDENT
                                        --------------------------------------